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ngreene@shearman.com	July 20, 2009
(212) 848-4668

Via Email

John Ganley
U.S. Securities and Exchange Commission
Office of Disclosure and Review
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Response to your July 16, 2009 comments to First Eagle Funds Proxy Statement

Dear John:

This letter responds to the comments you provided us by telephone on July 16, 2009 to the First Eagle Funds Preliminary Proxy Statement filed on July 6, 2009 (the “Trust” and the “Proxy Statement”, respectively).  Below, we identify each of your comments and offer our responses.  Capitalized terms used but not defined have the meaning ascribed to them in the Proxy Statement.

1.	General Comments (which requested supplemental information rather than specific text modifications)

COMMENT: You commented that we should supplementally explain how the change of ownership of Iridian (the “Subadviser”) complies with Section 15(f) of the Investment Company Act.

RESPONSE:  Section 15(f), by its terms, is a “safe harbor” provision, which is to say that a mutual fund adviser has a choice whether or not to seek to take advantage of the relief afforded by the Section.  The choice whether to rely on Section 15(f) in this case rests principally with the Bank of Ireland as seller of its interest in the Subadviser.

In any event, we confirm that the requirements of Section 15(f) can be met.  The First Eagle Funds’ Board consists of eight members, six of

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Mr. John Ganley Page 2

whom (75%) are independent for purposes of Section 15(f), and there is no expectation that the 75% ratio will not be maintained for the requisite three-year period.  In addition, we are aware of no potential “unfair burden” of the type contemplated by Section 15(f).

On its face, Section 15(f)’s definition of “unfair burden” appears quite broad.  Arguably, for example, any Bank of Ireland affiliate serving as a broker for the fund or receiving a distribution fee from the fund within two years of the transaction could be viewed as an arrangement giving rise to an unfair burden.  Yet the words of Section 15(f) can be interpreted as – and the legislative history of which we are aware supports – precluding such affiliated party dealings only if an understanding existed at the time of the transaction that the fund would be obligated to engage in Bank of Ireland-related affiliate dealings during the two years after the transaction.  We are told that there is no such obligation, express or implied.  There are, in fact, no current or planned dealings with Bank of Ireland or its affiliates of any kind that are relevant to the fund.   No increase in advisory, subadvisory, 12b-1 or other fees is contemplated.  Nor is there contemplated any change in the allocation of expenses of the fund as between the fund and the Adviser or its affiliated persons.

COMMENT: You asked that we supplementally respond to two questions about the nature of the Subadviser’s fee, both relating to the reference amounts according to which it is calculated.  As described in the proxy statement, the fee is based on a reference amount equal to 50% of the combined (i) fees received by the Adviser for advisory services on behalf of the First Eagle Fund of America and (ii) fees received from First Eagle Distributors, the Fund’s distributor, for the distributor’s shareholder liaison services on behalf of First Eagle Fund of America.  Your first question asked why the reference amount includes the shareholder liaison service fees.  Your second question asked about the Board’s view of the same point.

RESPONSE:  As to the first question, we offer a number of observations:

•
The fees paid to the Subadviser are not paid from either the advisory fees or the shareholder service fees.  While calculated by reference to those fees, the subadvisory fees are paid from the general resources of the Adviser.  The reference values are also clearly described in

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Mr. John Ganley Page 3

multiple documents (the subadvisory agreement itself, the prospectus, the SAI, this proxy statement, etc.).
•
The subadvisory fee is the same as it has been since the inception of the subadvisory relationship in 2002.  The fee was approved by both the fund shareholders and the Board in 2002 and has been approved regularly by the Board since then.

•
We are told that the calculation of the subadvisory fee reflects the longstanding commercial agreement between the Adviser and the Subadviser that the Subadviser’s fees should reflect the totality of the two parties’ business relationships with the fund.

•
Personnel of the Subadviser participate meaningfully in shareholder service activities.  Those personnel meet regularly with shareholders and shareholder representatives both one-on-one and in small groups and participating in larger educational events organized for shareholders and shareholder representatives.

•
The history of the SEC’s analysis of the use of its past profits by investment advisers confirms that, when a fee paid to an investment adviser is objectively reasonable, the investment adviser can use revenues and profits attributable to the fee largely as it sees fit.  The fund’s Board previously and regularly approved and found reasonable both the investment advisory fees (payable to the Adviser) and the shareholder service fees (payable to the Adviser’s sister company).  The same principles thus should apply to the facts at hand as to both types of fees.

As to the second question, we understand that the Board understands and is in agreement with the foregoing observations.  Further, the Board recognizes the substantial arm’s length negotiation between the Adviser and Subadviser in setting these commercial terms and notes again that these payments are paid by the Adviser to the Subadviser, with no payments being made by the Fund to the Subadviser.

2.	Vote Necessary to Approve the New Subadvisory Agreement

COMMENT: You questioned whether the paragraph regarding abstentions and broker non-votes accurately described how abstentions and broker non-votes were counted for the purposes of the “two-thirds cast requirement” and the “majority outstanding requirement”.

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RESPONSE: We agree that the present description can be refined.  The text now reads:

Abstentions and broker non-votes are counted as present but are not considered votes cast at the meeting.  As a result, under all scenarios they will have the same effect as a vote against the New Subadvisory Agreement.  That is the case regardless of whether the votes are tabulated under the majority outstanding requirement or the two-thirds cast requirement.

3.	The Agreements are Substantially Similar - Fees

COMMENT: You commented that we should provide the total fees paid to the Subadviser in the last fiscal year, represented both in dollars and as a basis point ratio relative to average net assets over the period

RESPONSE: We included this information to address your comment.  For your quick reference, the dollar figure is $4,145,653 and the basis point figure is 50 b.p.

COMMENT: In the paragraph headed “Fees”, you commented that it was unclear which entity provides the shareholder liaison services.

RESPONSE: We amended the disclosure to address your comment.  It is now clear that it is the distributor.

4.	Board Considerations

COMMENT: In the paragraph headed “Investment Compliance and Performance”, you commented that that the discussion regarding the fund’s favorable performance over the medium- and long-term omits discussion of the performance over the short-term, and that we also should amend this discussion to refer to the fund’s performance over specified terms of years (you were concerned that “medium-term” and “long-term” were not phrases that were readily understood).

RESPONSE: We amended the disclosure to conform to your comment.  We now specify whether the fund’s relative performance is above or below median for each of the 10-year, 5-year, 3-year and 1-year periods.  For your quick reference, relative performance is above median in each of those periods, significantly above median for the 1-year period.

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COMMENT: You commented that we should describe how the fund’s “peer group” is determined.

RESPONSE: We amended the disclosure to conform to your comment.  We now explain that the peer group is customized.  As such, it is set each year in discussions with management and an outside consultant, which results in a group of 10-15 funds of similar investment objective and approach, management style, distribution model and market perception.  (Supplementally, you may be interested to know that the peer funds generally include at least several that are believed to be directly competitive to the fund in the marketplace.)

COMMENT: In the paragraph headed “Fees and Expenses”, you commented that we should more clearly explain the considerations and findings of the Board with respect to reasonableness of fees.  You suggested we acknowledge that the advisory fee is above median.

RESPONSE: We modified the discussion to reflect your comment.  The text now reads:

The Board, including the Independent Trustees, considered First Eagle Fund of America’s expense ratio (including the effect of fees payable to the Subadviser), fees and expenses of a selected peer group of mutual funds, and fees and expenses of certain institutional client accounts managed by the Subadviser.  The Board, including the Independent Trustees, determined, among other things, that First Eagle Fund of America’s expense ratio is satisfactory and appropriate and that fee levels are justified in light of First Eagle Fund of America’s  performance and the Adviser’s and Subadviser’s service levels, as discussed by the Board.  {prior text is unchanged, following text is new} In reaching this conclusion, it was noted that the Subadviser’s fees are the same under all versions of the agreement under consideration and that there are to be no changes to the Adviser’s fee.  It also was noted that while the Adviser’s advisory fees are above the selected peer group median, the fund’s relative performance and other indicia of service levels is positive over all periods reviewed.  The Subadviser’s fee was not separately compared to fees prevailing under other mutual fund subadvisory fee arrangements; the determination that such a comparison was not required was made on the basis that the fee is not paid by the fund (and so does not affect either the total

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Mr. John Ganley Page 6

advisory fee borne by the fund or the fund’s total expense ratio) and reflects an outcome of arm’s-length commercial negotiation between the Adviser and Subadviser.

COMMENT: You commented that the structure of the fund’s advisory fee does not provide economies of scale, because it is based on a single specified percentage of assets under management, regardless of the amount of those assets.

RESPONSE: We modified the discussion to reflect your comment.  We added text to the effect that the Adviser’s fee does not incorporate “breakpoints” under which the rate might decrease at higher asset levels or decrease at lower levels; instead, the same fee rate is charged regardless of asset levels.

*           *           *           *           *

I am at (212) 848-4668 and look forward to your confirmation that we have adequately addressed all of your comments.  I then will follow with an Edgar filing of the revised Proxy Statement.

Very truly yours,

/s/ Nathan Greene

Nathan Greene

Enclosure

cc:	Robert Bruno (First Eagle)
Mark Goldstein (First Eagle)
Suzan Afifi (First Eagle)
Carl Frischling (counsel to the Independent Trustees)